Endeavour Silver Produces 1,510,065 oz Silver and 15,960 oz Gold (2.7 Million oz Silver Equivalents) in the First Quarter, 2016

VANCOUVER, BC -- (Marketwired - April 08, 2016) - Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) reports its production results for the First Quarter, 2016 from the Company's three operating silver mines in Mexico: the Guanaceví mine in Durango State and the Bolañitos and El Cubo mines in Guanajuato State.

Silver production in the First Quarter, 2016 was 1,510,065 ounces (oz) and gold production was 15,960 oz resulting in silver equivalent production of 2.7 million oz using a 75:1 silver gold ratio. Quarterly production was lower both quarter-on-quarter and year-on-year as per the Company's 2016 guidance.

Production Highlights for First Quarter, 2016 (Compared to First Quarter, 2015)

--  Silver production decreased 17% to 1,510,065 oz
--  Gold production increased 1% to 15,960 oz
--  Silver equivalent production was 2.7 million oz (at a 75:1 silver: gold ratio)
--  Silver oz sold down 19% to 1,511,319 oz
--  Gold oz sold down 3% to 15,255 oz
--  Bullion inventory at quarter-end included 88,609 oz silver and 188 oz gold
--  Concentrate inventory at quarter-end included 67,690 oz silver and 1,316 oz gold

Endeavour CEO Bradford Cooke commented, "Our plan for 2016 is to focus on profit margin by minimizing all-in sustaining costs and improving after-tax free cash flow at each mine. That means investing less on exploration and development, primarily at El Cubo and Bolañitos, as well as evaluating new opportunities to reduce operating costs at each mine.

"For example, we are encouraged by the initial test results to significantly improve ore grade at El Cubo by reducing waste going into the plant using an optical sorting technology. A pilot test using this technology on El Cubo ore will be completed in the second quarter. We will reconsider investing in exploration and development at El Cubo and Bolañitos once we know operating costs can be lowered further and/or metal prices are materially higher. Until then, we think it is better to produce less metal at a profit than more metal at a loss."

At Guanaceví, throughput in Q1 was slightly behind plan due to reduced mine development as a result of a change in the mining contractor in January. A new mining contractor has been hired and is now on site. Management expects Guanaceví operations will catch up to plan over the next few months. At Bolañitos and El Cubo, throughput, grades and recoveries were generally on plan for Q1.

Infill drilling of the existing resource area at Terronera began in Q1 and is scheduled to be completed this month, at which time the exploration group will turn their attention to aggressive step-out drilling along the Terronera vein and other highly prospective subparallel veins. Further engineering work will also get under way in Q2 as part of the Terrronera pre-feasibility study.

Production Tables for First Quarter, 2016

----------------------------------------------------------------------------
 Production  Tonnes  Tonnes Grade  Grade  Recovery Recovery  Silver    Gold
                       per  Ag gpt Au gpt
  by mine   Produced  day    (1)    (1)     Ag %     Au %      Oz       Oz
----------------------------------------------------------------------------
Guanaceví    98,776   1,085   249   0.56    82.4%    88.5%   651,731   1,568
Bolañitos    137,128  1,507   94    2.33    80.7%    82.2%   334,569   8,449
El Cubo      172,649  1,897   108   1.38    87.4%    77.6%   523,765   5,943
----------------------------------------------------------------------------
Consolidated 408,553  4,490   137   1.50    83.7%    81.0%  1,510,065 15,960
----------------------------------------------------------------------------
(1) gpt = grams per tonnes

----------------------------------------------------------------------------
Q1 2016 Highlights                            Three Months Ended March 31
                                               2016       2015     % Change
----------------------------------------------------------------------------
Throughput (tonnes)                           408,553    380,792      7%
Silver ounces produced                       1,510,065  1,820,050    (17%)
Gold ounces produced                          15,960     15,808       1%
Payable silver ounces produced               1,473,682  1,769,924    (17%)
Payable gold ounces produced                  15,518     15,429       1%
Silver equivalent ounces produced(1)         2,707,065  2,926,610    (8%)
Silver ounces sold                           1,511,319  1,861,975    (19%)
Gold ounces sold                              15,255     15,799      (3%)
----------------------------------------------------------------------------
(1) Silver equivalent ounces calculated using 75:1 ratio in 2016 and 70:1 in
 2015

Release of First Quarter, 2016 Financial Results and Conference Call

The First Quarter, 2016 financial results will be released before market on Wednesday, May 11, 2016 and a telephone conference call will be held at 10:00am PDT (1:00pm EDT) on Wednesday, May 11, 2016.

About Endeavour Silver - Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, the company has grown its mining operations to produce 11.4 million ounces of silver and equivalents in 2015. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX (symbol EDR) and on the NYSE (symbol EXK).

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2015 and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Contact Information - For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com